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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 15)*




                               Fifth Third Bancorp
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, without Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   316773100
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                                 (CUSIP Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s))

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
       CUSIP NO.                            316773100                   13G          PAGE 2 OF 6 PAGES

   1   NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fifth Third Bancorp
           31-0854434

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                        (a)  /x /

                                        Not Applicable                  (b)  /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America (Ohio Corporation)

                                    5   SOLE VOTING POWER
                                        As to all matters, including
                                        election of directors           1,064,186

           Number of                    As to all matters, other than
            Shares                      election of directors             471,045
          Beneficially
            Owned By                6   SHARED VOTING POWER
         Each Reporting                 As to all matters, including
          Person With                   election of directors               1,575

                                    7   SOLE DISPOSITIVE POWER
                                                                        2,035,760

                                    8   SHARED DISPOSITIVE POWER
                                                                          805,325

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,155,887

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  2,482,072 shares, with respect to which the reporting person has neither voting nor dispositive rights, are excluded

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.2%

  12   TYPE OF REPORTING PERSON*

       Holding company as defined in Section 240.13d-1(b)(ii)(G) of the Exchange Act Rules

                                  *SEE INSTRUCTION BEFORE FILLING OUT


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
       CUSIP NO.                            316773100                   13G          PAGE 3 OF 6 PAGES

   1   NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Fifth Third Bank
           31-0854433

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  /x /

                                        Not Applicable                  (b)  /  /

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America (Ohio Corporation)

                                    5   SOLE VOTING POWER
                                        As to all matters, including
                                        election of directors             612,239

           Number of                    As to all matters, other than
            Shares                      election of directors             232,572
          Beneficially
            Owned By                6   SHARED VOTING POWER
         Each Reporting                 As to all matters, including
          Person With                   election of directors               1,575

                                    7   SOLE DISPOSITIVE POWER
                                                                        1,780,876

                                    8   SHARED DISPOSITIVE POWER
                                                                          396,927

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,231,292

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  2,317,021 shares, with respect to which the reporting person has neither voting nor dispositive rights, are excluded

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.6%

  12   TYPE OF REPORTING PERSON*

       Bank as defined in Section 3(a)(b) of the Act

                                  *SEE INSTRUCTION BEFORE FILLING OUT


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ITEM 1 (A).      NAME OF ISSUER:

                     Fifth Third Bancorp.


ITEM 1 (B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     38 Fountain Square Plaza
                     Cincinnati, Ohio 45263



ITEM 2 (A)-(C).  NAMES, ADDRESSES, AND CITIZENSHIP OF PERSONS FILING:

                     Fifth Third Bancorp
                     38 Fountain Square Plaza
                     Cincinnati, Ohio 45263

                     The Fifth Third Bank
                     38 Fountain Square Plaza
                     Cincinnati, Ohio 45263

       (D)       Title of Class of Securities:

                 Common Stock, without par value



ITEM 2 (E).      CUSIP NUMBER:
                 316773100



ITEM 3. Fifth Third Bancorp is filing as a parent holding company, in accordance with Section 240.13d - 1(b)(ii)(G) of the Exchange Act Rules. (As such, shares of all its subsidiaries, including the Fifth Third Bank, are included).

                 The Fifth Third Bank is filing as a bank in accordance with
                 Section 3(a)(6) of the Act.


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
ITEM 4.  OWNERSHIP:
         This report relates to an aggregate of 3,155,887 shares of the Class A
Common Stock of Fifth Third Bancorp, without par value, of which The Fifth
Third Bank has 2,231,292 shares. These shares are held in a total of 821 separate fiduciary accounts maintained by the Trust Departments of the Fifth
Third Bancorp subsidiaries. No one fiduciary account contains more than 5% of the outstanding shares of Fifth Third Bancorp.
         The following tabulation sets forth the shares with respect to which voting rights are held or shared and those shares as to which there is the power of disposal. It should be noted that the Ohio statutory and case law preclude voting of Bank subsidiary-held shares for Fifth Third Bancorp directors in certain instances and accordingly, creates the difference in voting rights as to the election of directors and other matters as shown by the following tabulation:

          (a)  Amount of Beneficially Owned:
               The Fifth Third Bank and other Fifth Third Bancorp subsidiaries have neither voting power nor dispositive power with respect to 2,482,072 shares of
Fifth Third Bancorp stock. The remaining 3,155,887 shares of the outstanding stock held by The Fifth Third Bank and other Fifth Third Bancorp subsidiaries may be deemed beneficially held.

          (b)  Percentage of Class:
               Fifth Third Bancorp - 5.2% (including The Fifth Third Bank which currently holds 3.6%)
          (c) Number of Shares as to which Fifth Third Bancorp, through its subsidiaries, has:

                                                                         For all      For all
                                                                         matters,     matters
                                                                         including    other than
                                                                         election     election
                                                                         of Directors of Directors
                                                                         ------------ ------------
              (i) Sole power to vote or to direct the vote                 1,064,186     471,045

             (ii) Shared power to vote or to direct the vote                   1,575       -0-

            (iii) Sole power to dispose or to direct the disposition of    2,035,760       -0-

             (iv) Shared power to dispose or to direct the disposition of    805,325       -0-



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Fifth Third Bank holds beneficial rights with respect to less than 5% of the issuing stock but will continue to report

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Not Applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          This report is being jointly filed by The Fifth Third Bank which is an entity holding beneficial ownership of the class of shares being described herein and by Fifth Third Bancorp as its parent holding company.


ITEM 8-9. Not Applicable




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ITEM 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1994                     February 3, 1994
Date:                                Date


THE FIFTH THIRD BANK                 FIFTH THIRD BANCORP

By: JAMES D. BERGHAUSEN              By: MICHAEL K. KEATING
    --------------------                 ------------------


Name:  James D. Berghausen            Name:  Michael K. Keating
Title: Vice President                 Title: Secretary




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